UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DLocal Limited
(Name of Issuer)

Class A Common Shares, par value $0.00002 per share
(Title of Class of Securities)

G29018101
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 to Schedule 13G is being filed solely to report a change in the holding entity through which Sebastián Kanovich holds his Class B common shares in DLocal Limited from Ledlife SA to Nordau Inc. There was no change in the number of Class B common shares of DLocal Limited beneficially owned by Sebastián Kanovich from December 31, 2021 to December 31, 2022.

CUSIP No. G29018101
1	NAME OF REPORTING PERSON Sebastián Kanovich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,629,474
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 12,629,474
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,629,474 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 12,629,474 Class B common shares held indirectly through Nordau Inc.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in row 9 by (b) the sum of (i) 162,110,624 Class A common shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

ITEM 1.	(a)	Name of Issuer:

DLocal Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Sebastián Kanovich (the “Reporting Person”). The Reporting Person is a shareholder of the Issuer.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of the Reporting person is Dr. Luis Bonavita, 1294, Montevideo, Uruguay, 11300.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.00002 per share.

(e)	CUSIP Number:

G29018101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 162,110,624 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person.

Sebastián Kanovich disclaims any beneficial ownership of the shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(a)	Amount beneficially owned:

See row 9 of the cover pages to this Schedule 13G.

(b)	Percent of class:

See row 11 of the cover pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover pages to this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2023

SebastiÁn Kanovich

By:	/s/ Sebastián Kanovich
Name: Sebastián Kanovich